

UNITED STATES
SECURITIES AND 16021613 CE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

AUG 03 2016

Washington DC
412

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 49737

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
                                 MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURE PLANNING, INC.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

42 MIDDLE STREET

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

PORTSMOUTH	NH	03801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD MALLON   603-433-5515

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

2016 JUL -3 PM 3:29
SEC / TM
RECEIVED

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**



OATH OR AFFIRMATION

I, LISA DUGAN _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SECURE PLANNING, INC. _____ , as of

DECEMBER 31 _____ , 20 15 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____

_____

Signature

VICE PRESIDENT

Title

_____
Notary Public

ANTHONY RICHARD CONTI
Notary Public, New Hampshire
My Commission Expires Feb 28, 2019

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.

☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☒ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURE PLANNING, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Secure Planning, Inc.

We have audited the accompanying statement of financial condition of Secure Planning, Inc. as of December 31, 2015, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Secure Planning, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secure Planning, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under SEC Rule 15c3-1 and Schedule II, computation for determination of reserve requirements under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Secure Planning, Inc.'s financial statements. The supplemental information is the responsibility of Secure Planning, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, computation

of net capital under SEC Rule 15c3-1 and Schedule II, computation for determination of reserve requirements under SEC Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Norwood, Massachusetts
January 28, 2016

SECURE PLANNING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	39,392
Accounts receivable		366,308
Securities owned:		
Available for sale, at market value		34,902
Property and equipment, at cost, less		
accumulated depreciation of $181,378		57,923
Other assets		59,010
	$	557,535

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Income taxes payable	$	800
Accounts payable, accrued expenses and other liabilities		41,687
		42,487
Stockholder's equity:		
Common stock, no par value, authorized 300 shares,		
10 shares issued and outstanding		42,000
Unrealized gain on securities available for sale		25,137
Retained earnings		447,911
Total stockholder's equity		515,048
	$	557,535

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2015

Revenues:		
Advisory Fee	$	1,461,762
Commissions		305,828
Interest and dividends		605
		1,768,195
Expenses:		
Salaries and benefits		874,433
Commission expense		298,551
Occupancy		129,632
Professional fees		75,522
Technology, data and communications		26,637
Regulatory fees and expenses		20,957
Other expenses		219,046
		1,644,778
Net income		123,417
Other comprehensive income		
Unrealized gain		6,126
Comprehensive income	$	129,543

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2015

	Common Stock	Unrealized Gain (Loss) on Securities Available For Sale	Retained Earnings	Total
Balance at January 1, 2015	$ 42,000	$ 19,011	$ 449,274	$ 510,285
Net income			123,417	123,417
Distributions to shareholder			(124,780)	(124,780)
Change in unrealized gain(loss) on investments available for sale		6,126		6,126
Balance at December 31, 2015	$ 42,000	$ 25,137	$ 447,911	$ 515,048

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

Cash Flows From Operating Activities:		
Net income	$	123,417
Adjustments to reconcile net income		
to net cash from operating activities:		
Depreciation		19,593
(Increase) decrease in operating assets:		
Decrease in accounts receivable		33,347
Decrease in other assets		6,089
(Decrease) increase in operating liabilities: -		
Decrease in income taxes payable		0
Decrease in accounts payable, and accrued expenses		(30,747)
Net cash from operating activities		151,699
Cash Flows From Investing Activities		
Purchase of equipment		(6,307)
Cash Flows From Financing Activities		
Distributions to shareholder		(124,780)
Increase in cash		20,612
Cash at beginning of the year		18,780
Cash at end of the year	$	39,392

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$	0
Income taxes	$	8,814

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

SECURE PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment, financial planning and advisory services as well as broker-dealer services for it's clients.

Revenue Recognition

The Company's primary source of revenue is derived from fee income based on total assets under management. Fee income on these assets is recorded as revenue in the period it is earned. Customers' securities transactions are recorded on the settlement date basis. The related commission income and expense are also recorded on the settlement date basis.

Marketable Securities

Investments are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses for trading securities are reflected in revenue. At December 31, 2015 there were no securities classified as trading securities.

Investments held longer than one year are classified as available-for-sale. Unrealized holding gains and losses are included in other comprehensive income. For the year ended December 31, 2015 there was an unrealized gain of $6,126.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using either the straight line method or accelerated methods over the estimated useful lives of the asset, ranging from 5 to 40 years.

Advertising

Advertising costs are expensed as they are incurred. Advertising expense for the year ended December 31, 2015 was $9,294.

SECURE PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company operates as an S Corporation. As such, the Corporation's income or loss and credits are passed through to the stockholder, and reported on his individual income tax returns. The State of New Hampshire does not recognize the Subchapter S provisions of the Internal Revenue Code. Accordingly, the Company pays a Business Profits Tax (BPT) based on its taxable income. New Hampshire also imposes a Business Enterprise Tax (BET), based on its compensation, interest expense and dividends paid. The Company provides for state income taxes at 8.5% of taxable income. If the BET is greater that the BPT, the excess is included in payroll and related taxes. Because the BET exceeded the BPT, there was no current provision for BPT taxes in 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015 the Company had net capital of $65,772 which was $60,772 in excess of its required net capital of $5,000. The Company's net capital ratio was .65 to 1.

SECURE PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2015:

Leasehold improvements	$116,513
Furniture and fixtures	122,788
	239,301
Less Accumulated Depreciation	181,378
Property and equipment, net	$ 57,923

Depreciation expense for 2015 was $19,593

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 - CONCENTRATIONS

At December 31, 2015, 93% of commissions receivable were due from one company. Approximately 83% of 2015 revenue was earned from this company.

NOTE 6 - EMPLOYEE BENEFITS

The Company has a 401(k) retirement plan covering substantially all employees. Under the plan the Company contributes an amount equal to 3% of the employee's gross annual wages. Employees may defer up to 15% of their wages, not to exceed $18,000. The Company also has a profit sharing component under the plan. All profit sharing contributions are at the discretion of management. The Company's total contribution to the plan was $22,052 for the year ended December 31, 2015.

SECURE PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 7- RELATED PARTY TRANSACTIONS

The Company leases office space in Portsmouth, New Hampshire from its sole stockholder. Under the terms of the lease, the required monthly payment is $5,800. The Company is also responsible for the payment of property taxes, utilities, insurance, maintenance and improvements related to the building. The lease is scheduled to expire in September 2016. Total rent expense paid under this lease for 2015 was $69,600. There are no amounts due to the stockholder at December 31, 2015.

Because this is a related party lease, operating results or financial position of the Company could differ significantly from those that would have been obtained if this was an arms length transaction.

NOTE 8 – DEFERRED TAXES

The Company has a deferred tax asset which consists of state income tax credits, and contributions carryforward, net of a deferred tax liability for depreciation differences between book methods and state methods. The state income tax credits were generated in the years 2004 through 2008. They are available for carryforward and will expire between 2012 and 2015 if not utilized. No allowance is considered necessary.

SECURE PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 9 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 28 2016, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

SECURE PLANNING, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2015

SCHEDULE I

SECURE PLANNING, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Aggregate Indebtedness
    Total liabilities per statement of financial condition $ 42,487

Stockholder's equity:
    Common stock   42,000
    Retained earnings   473,048
Total stockholder's equity $ 515,048

Adjustments to Net Capital
    Accounts receivable, net   (366,308)
    Less: amount included in accrued commission   40,073
    Property and equipment   (57,923)
    Other assets   (59,010)
    Haircuts and undue concentration   (6,108)

Total Adjustments to Net Capital   (449,276)

    Net Capital, as defined $ 65,772

Computation of Basic Net Capital Requirement
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)   2,832
(b) Minimum net capital required of broker dealer $ 5,000

Net Capital Requirement (Greater of (a) or (b)) $ 5,000

Net Capital In Excess of Requirement $ 60,772

Ratio of Aggregate Indebtedness To Net Capital   .65 to 1

Reconciliation with the Company's computation of net capital:

    Net capital as reported in the Company's Part IIA (unaudited)
        Focus Report $ 65,772
        Net audit adjustments   -
        Increase in non-allowables and haircuts   -
        Net capital per above $ 65,772

There are no material differences between the computation of net capital presented
above and the computation of net capital in the Company's unaudited Form X-17A-5,
Part IIA filing as of December 31, 2015.

SCHEDULE II

SECURE PLANNING, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

Secure Planning, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Shareholder
of Secure Planning, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Secure Planning, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Secure Planning, Inc.'s compliance with the applicable instructions of Form SIPC-7. Secure Planning, Inc.'s management is responsible for Secure Planning, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the cash disbursement journal, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
January 28, 2016

SECURE PLANNING, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

For the Year Ended December 31, 2015

Payment Date	To Whom Paid	Amount
7/22/2015	SIPC	$ 1,949.00
1/28/2016	SIPC	$ 1,750.00

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Secure Planning, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Secure Planning, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Secure Planning, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Secure Planning, Inc. stated that Secure Planning, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Secure Planning, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Secure Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
January 28, 2016

SECURE PLANNING, INC.

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Secure Planning, Inc., operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2015 without exception.

Signature: _____
Lisa Dugan, Vice President